4imprint Group plc

RECEIVED
2004 APR 29 A 11:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BEST AVAILABLE COPY

29 March 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

04024731

SUPPL

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
29.03.04	SE Notification – M & G Investment Management Limited

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Craig Slater
Finance Director

Dealings by Substantial Shareholders

London STOCK EXCHANGE

AVS No 958296

Disclosure of Interest in shares and notifications of dealings under the Stock Exchange requirements
All relevant boxes should be completed in typed block capital letters.

1. Name of Company 4imprint Group plc	2. Name of Shareholder having a substantial interest M & G INVESTMENT MANAGEMENT LIMITED
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18. IN RESPECT OF 2 ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE ATTACHED

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
—	—	1,400,000	4.875%

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 38 6/13 p	25-03-04	26-03-04

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
1,674,761	5.83%

14. Any additional information	15. Name of contact and telephone number for queries
—	CARLA WATTS 0161 272 4021

16. Name and signature of authorised company official responsible for making this notification

[signature]

DAVID SEEKINGS
COMPANY SECRETARY

Date of notification 29TH MARCH 2004

M&G INVESTMENTS

M&G Investment Management Limited
Laurence Pountney Hill
London
EC4R 0HH

Telephone
020 7626 4588

www.mandg.co.uk

Notifiable Position Report for 4IMPRINT GROUP ORD GBX...461538
as at 25 March 2004

rcentage holdings are calculated using an issued share ...ital of 28,712,756 ORD GBX38.461538 shares

Registered Holder	Holding	%	
udential plc	1,674,761	5.83	Total Notifiable Interest
PRUCLT HSBC GIS NOM(UK) PAC AC	1,674,761		
ie Prudential Assurance Company Limited	1,674,761	5.83	
PRUCLT HSBC GIS NOM(UK) PAC AC	1,674,761		

End of Report

Registered Office: Laurence Pountney Hill, London EC4R 0HH. Registered in England No 936683. Regulated by the Financial Services Authority.
10972 04.02

M&G INVESTMENTS

M&G Investment Management Limited
Laurence Pountney Hill
London
EC4R 0HH

Telephone:
020 7626 4588

www.mandg.co.uk

The Company Secretary
4Imprint Group plc
Park 17, Moss Lane
Whitefield
Manchester
M45 8FJ

Fax: 0161 272 4001

26 March 2004

Dear Sir/Madam,

Companies Act 1985 (as amended): Disclosure of Interests in Shares

In accordance with Part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that those companies identified below no longer have a notifiable interest in the issued share capital of your company:

M&G Investment Management Limited
M&G Group Limited
M&G Limited

Notwithstanding the above, certain companies within the Prudential plc group of companies continue to have notifiable interests, details of which are set out in the attached schedule.

For the purposes of S210 of the Act, the address for those companies identified herein (including in the attached schedule) is Laurence Pountney Hill London EC4R 0HH.

Yours faithfully

Richard Harding
for and on behalf of Prudential plc

Direct Line: 020 7548 3183
Direct Fax: 020 7548 3268